Exhibit 14.1

ENTEGRIS, INC.

Code of Business Ethics

(as amended May 4, 2011)

INTRODUCTION

Entegris and its predecessor companies have always sought to conduct business in accordance with the highest standards of excellence, honesty, integrity and accountability. Entegris respects, values and welcomes diversity in its workforce, its customers, its suppliers and the global marketplace. We believe in treating people with respect and dignity. Simply stated, Entegris will conduct business legally and ethically in all aspects of our global operations. This Entegris, Inc. Code of Business Ethics (the “Code of Ethics”) sets forth the ethical standards to which all Entegris employees, agents and representatives worldwide are expected to conform.

While the need for employees to fulfill ethical responsibilities is beyond question, the definition of the specifics of those responsibilities may not always be as clear. The purpose of the Code of Ethics is to provide this guidance by specifically addressing certain common ethical issues and to explain Entegris’ position with respect to breaches of ethical responsibilities. It must be remembered that no code of ethics can foresee all possible situations which may arise. Thus, Entegris ultimately relies upon the integrity and judgment of its employees “to do the right thing”. This Code of Ethics presents a framework against which employees should measure their conduct in individual situations and provides guidance as to specific issues that experience indicates may confront us in our conduct of Entegris’ business.

Scope. This Code of Ethics applies to all directors, officers and employees of Entegris and its subsidiaries, affiliates and other business entities, both domestic and foreign, over which Entegris has effective control. In addition, the Code of Ethics applies to all temporary and part-time employees, contractors and agents that we hire to conduct our business; for convenience we refer to all of these persons as employees in this Code of Ethics. In those affiliated enterprises in which Entegris does not have control, Entegris representatives are expected to use their influence to achieve compliance with the spirit and content of the standards of conduct set out in the Code of Ethics. As a global company Entegris is regulated by many different national, regional, state and local laws. In addition to complying with the Code of Ethics, employees must abide by all laws that apply to them wherever they may live or work. We believe that the responsibility for compliance with law is a part of everyone’s job description; legal compliance and ethical behavior is an operational component of Entegris’ daily activities at all sites and for all business units. Entegris is committed to conducting business in accordance with the highest standards of honesty, integrity and accountability; this Code of Ethics will help our employees meet that critically important commitment.

PART 1 - ETHICAL STANDARDS

SECTION 1. HONESTY, INTEGRITY AND FAIR DEALING

Honesty. It has always been Entegris’ policy to be a good citizen of the United States and of every other country in which we conduct business. Good citizenship demands respect for and compliance with the requirements of law. Entegris will obey all laws and regulations that are applicable to our business and operations - both in the United States and in other countries. Where applicable laws and regulations are ambiguous, we recognize our obligation to obtain such legal or other advice as is necessary to clarify their meaning and assure compliance. Honesty and integrity is an essential characteristic of the Entegris culture; it is critical that it be present at all levels of the organization.

Fair Dealing. Good citizenship imposes a standard of conduct of a higher order than mere legal compliance. One of Entegris’ most valuable assets is its reputation for honesty and integrity, which we must maintain. In all business dealings we will strive to give others fair and even-handed treatment whether they are a customer, supplier, competitor or other party dealing with Entegris. This makes sense for business as well as ethical reasons. Honesty is integral to ethical behavior and trustworthiness is essential for good, lasting relationships.

Recording and Reporting Information. In the course of his or her employment, every employee records and submits some information to or for Entegris. Examples of such information are: time worked, product test reports, market reports, financial data, scientific research reports, service call records and expense reports. All records, books and documents of Entegris must accurately reflect and properly describe the transactions they record. Accordingly, it is the duty of every Entegris employee to record and report information in an accurate and honest manner, in accordance with applicable accounting and other rules and policies. Dishonest reporting both inside and outside of Entegris is not only strictly prohibited, but could lead to civil and even criminal liability for both the individual and Entegris. This duty of honest reporting includes the avoidance of reporting or organizing information in a manner that is intended to mislead or misinform those who receive it.

What this means:

•	We will show uncompromising honesty and integrity in all of our Entegris activities and relationships.

•	We will avoid all conflicts of interest between work and personal life.

•	We will respect the dignity and worth of all individuals.

•	We will encourage individual initiative and innovation in an atmosphere of flexibility, cooperation and trust.

•	We will promote a culture where promise keeping, fairness, respect and personal accountability are valued, encouraged and recognized.

•	We will maintain and enter complete, accurate and timely records and accounts of all transactions, assets, funds, liabilities and information related to our duties at Entegris.

SECTION 2. CONFLICTS OF INTEREST

Every Entegris employee must avoid any situation or interest which might place him or her in a conflict of interest with Entegris or which may create the appearance of a conflict of interest. A conflict of interest arises when an employee has a direct or indirect financial or other interest which not only is adverse to Entegris but which might interfere with the exercise of his or her judgment or with the conduct of his or her duties on behalf of Entegris. A conflict exists if there is the potential for influence, whether or not the employee’s judgment or conduct is actually affected.

What this means:

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Performance of Duties. Each employee is expected to devote the entire of his or her assigned working time to the performance of his or her designated job. The conduct of non-company economic activity during working hours is prohibited. In addition, Entegris’ facilities or property shall not be used for the conduct of non-company economic activity without prior appropriate written consent. The conduct of limited activities and communications for personal or family matters during assigned working time is not considered to violate the foregoing principles so long as they are of a type and an amount that is consistent with a professional work environment.

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Investments or Positions. An employee is not prohibited from making a personal investment in a public company just because it might be a competitor, customer or supplier of Entegris or have some other business arrangement with Entegris. However, under the law any such investment may only be made so long as it does not involve the misuse of material non-public information. In addition, under this Code of Ethics such an investment may only be made so long as: it is insignificant in amount and does not create an actual or perceived conflict of interest with Entegris. One way to avoid these potential issues is to invest in companies that do not have business relations with Entegris. As another alternative, you may want to consider investing in an investment company or mutual fund whose investments are chosen by persons not related to yourself, such as the fund managers or sponsors.

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Gifts or Entertainment. No employee may receive or accept any gift of value or other personal benefit or favor from a firm that does business with or proposes to do business with Entegris. In certain cases, because of protocol or courtesy, it may be appropriate to accept an unsolicited gift of nominal value (no greater than $200 in any one year period), however under no circumstances may gifts of money or financial assets (stocks, bonds etc.) be accepted. It may also be appropriate to accept reasonable forms of entertainment (meals, concerts, sporting events etc.) in connection with business dealings. In evaluating whether a particular gift or benefit is appropriate, employees should consider whether it would appear to a neutral third party that the gift or benefit was extravagant or likely to influence judgment. If that is the case, then the gift or benefit must be refused.

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Family Relationships. In determining whether a conflict exists in situations of the type described in “Investments or Positions” and “Gifts or Entertainment” above, the interests of members of an employee’s immediate family (spouse, children or household member) will be treated as the employee’s interest. Entegris recognizes that conflicts of interest can innocently arise, however, when they do, each employee has a duty to report all pertinent details in writing to Entegris’ General Counsel and to seek guidance or appropriate written approval as to the situation.

What to avoid:

•	Personal relationships with other Entegris employees where parties in the relationship may receive or give unfair advantage or preferential treatment because of the relationship.

•	Actions or relationships that might conflict or appear to conflict with your job responsibilities or the interests of Entegris.

•	Having a direct or indirect financial interest in or a financial relationship with an Entegris competitor, supplier or customer (except for insignificant stock interests in publicly-held companies).

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Taking for yourself any opportunity for financial gain that you learn of because of your position at Entegris or through the use of company property or information. For example, Entegris employees may not participate in any directed shares programs offered by other companies, such as a Friends and Family share purchase plan, if the offer was made because of the employee’s position at Entegris or because of an Entegris investment in that company.

SECTION 3. S.E.C. COMPLIANCE AND INSIDER TRADING

It is the policy of Entegris to provide full, fair, accurate, timely and understandable disclosure in reports and documents that it files with the Securities and Exchange Commission (“SEC”) as well as in other public communications made to the financial community. No employee shall knowingly prepare any document or report or information for incorporation into a document or report for filing with the SEC that fails to meet the standard of full, fair, accurate timely and understandable disclosure.

The rules of the SEC and of the NASDAQ require prompt public disclosure of material information about Entegris and its business; information which could affect the price of Entegris stock and investor decisions about our securities. It is our policy to release to the public as promptly as circumstances permit any news or information which might materially affect the value of Entegris stock or influence investment decisions. However, there may be occasions where premature public disclosure of such “material inside information” would be detrimental to Entegris and its shareholders. In those instances important information will be known by some employees which has not been publicly released. In those cases, the “material inside information” must be held in strict confidence and even within Entegris discussion of such information should be restricted to a need-to-know basis. Entegris employees who are aware of this “material inside information” may not buy or sell, or advise others to buy or sell Entegris stock until the information has been released to the public and enough time has passed to allow investor reaction. Similarly, no employee should buy or sell or advise others to buy or sell securities of any other publicly traded company with which Entegris deals (including customers, suppliers and competitors) based on “material inside information” which information was acquired through Entegris employment.

We have worked very hard to establish our reputation for integrity and ethical conduct and we cannot afford to have that reputation damaged. Action by the SEC alleging insider trading in a company’s stock, even an investigation that does not result in a prosecution, can undermine investor confidence in the company and impede the company’s access to the capital markets as well as ruining the career of the individual involved.

What this means:

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“Material inside information” is information that has not been disclosed to the public and that would have been important to a reasonable investor in determining whether to buy, sell or hold stock of the company in question.

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Entegris employees may not purchase or sell Entegris stock when they have material inside information. Whenever an Entegris employee possesses material inside information, it is prohibited for him or her or for any person with whom he or she has shared the material inside information (commonly referred to as a “tippee”) to buy or sell Entegris shares until the information has been released to and absorbed by the investing public. This prohibition also applies to Entegris itself. Trading in these cases will result in serious civil and criminal liability for the Entegris employee (and also any tippee). Civil actions for damages may be brought by purchasers or sellers of Entegris shares and by the SEC against the particular Entegris employee, any tippee, and Entegris itself. The law permits the SEC to recover a penalty of triple damages plus attorney’s fees and allows the SEC to pay a “bounty” of up to 10% of the SEC’s recovery to any informant.

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Restriction on the purchase or sale of stock in a public company when in the possession of material non-public information. Whenever an Entegris employee possesses material inside information regarding another publicly traded company which the Entegris employee obtained by reason of his or her employment with Entegris, it is likewise prohibited for him or her or for any “tippee” to buy or sell shares of that company until the information has been released to and absorbed by the investing public. The same civil and criminal liabilities described above for trading in Entegris stock would apply to the individual employee in these instances (and, potentially, Entegris). Information obtained by reason of Entegris employment would include non-public information obtained from discussions with the company’s employees, visits to the company’s facilities and other information which the Entegris employee would not have become aware of but for his or her employment with Entegris.

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When in doubt seek advice from Entegris’ General Counsel or his designated representative as to the materiality of any information you may possess before you or any member of your immediate family trade or you advise anybody else to trade in Entegris stock or if you think that you may be in possession of material inside information relating to another publicly traded company which information was acquired through your Entegris employment.

What to avoid:

•	Buying or selling stock or other securities of any company while you are in possession of material, non-public information concerning that company.

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Disclosing material, non-public information about a company to any other person, including family members, friends or colleagues, where the information may be used by the other person to profit by trading in the company’s securities.

•	Recommending or suggesting that anyone else buy, sell or retain the stock or other securities of any company while you have material, non-public information about the company.

•	Providing access to material non-public information when it does not meet the strict need-to-know requirement.

In general, the most appropriate time for Entegris employees and their families to buy or sell Entegris stock is after the public has absorbed the information contained in Entegris’ annual or quarterly reports (the twenty-business day period between the third business day following a quarterly release of earnings or other material information, and ending on the twenty-second business day following such release), provided the employee is not in possession of material inside information.

SECTION 4. ANTITRUST AND COMPETITION LAW COMPLIANCE

Entegris is a global company, with suppliers, customers and competitors in every country in which we do business. Each of those many countries has laws that regulate how we interact with those groups as we conduct business. Because Entegris is a U.S. company, many U.S. laws apply to our business operations around the world. At the same time, Entegris is subject to laws in the various countries in which we do business. It is vitally important that we comply with all applicable laws and regulations that affect our global business operations. You should seek guidance from Entegris’ General Counsel or his designated representative whenever you are unsure of your obligations in these complex areas.

It is Entegris’ policy to engage in fair competition, in compliance with antitrust and competition laws globally. Because antitrust and competition laws are not identical in every country, it is important that Entegris employees consult Entegris’ General Counsel or his designated representative whenever their business activities might be regulated by these laws. Failure to comply with these laws could lead to criminal and civil penalties, significant business disruptions and harm to Entegris’ reputation.

What it means:

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Most antitrust and competition laws restrict certain activities with Entegris customers and competitors. Consult with Entegris’ General Counsel or his designated representative before pursuing any business arrangements that could raise antitrust or competition law issues, including:

1.	Exclusive sale or purchase arrangements.

2.	Selective discounting.

3.	Bundling of goods or services.

4.	Restrictions on resellers.

5.	Technology licensing agreements that place restrictions on the licensee or licensor.

6.	Any business discussions or agreements with competitors.

7.	Activities designed to gain or maintain a dominant market position.

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The application of these restrictions is very complex. Consult with Entegris’ General Counsel or his designated representative early, as you begin considering any of these arrangements. Any proposed discussions with competitors must be reviewed with Entegris’ General Counsel or his designated representative in advance.

What to avoid:

•	Reaching an understanding or agreement with a competitor to restrain trade, for example, by fixing prices, allocating customers or coordinating bidding activities.

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Reaching an understanding or agreement with other companies that requires Entegris not to do business with another company, for example, an agreement with major distributors not to do business with a discounting distributor.

•	Abusing a large market-share position by engaging in below-cost pricing in order to harm competitors.

SECTION 5. ETHICAL TRANSACTION OF INTERNATIONAL BUSINESS; POLITICAL CONTRIBUTIONS

Entegris will comply with the legal requirements of each country in which we transact business, including import, export and tax laws, as well as with applicable U.S. laws. Under the laws of the United States and of most countries in which we conduct business, it is illegal to make payments to government officials or governmental bodies or political parties in order to procure business. Further, payment of bribes or “kickbacks” to commercial parties not only violates our commitment to honesty, integrity and fair dealing but is also corrosive to positive long term commercial relationships. Accordingly, all gifts, loans or gratuities paid, either directly or indirectly, to any private company or organization or to any government entity or to any employee of those entities in order to procure business for Entegris is strictly prohibited. Exceptions may be made for: (1) minor gifts and entertainment for representatives of customers or potential customers if they are of limited value; and (2) gratuities of limited value paid to an employee of a government entity to expedite or facilitate the performance of a routine administrative function, where there is no discretionary judgment exercised by the official in the performance of the function; where in either case such gifts or gratuities are customary in the situation and are legal. In evaluating the propriety of proposed business gifts and entertainment, we should consider how they would be viewed by outsiders and if their public disclosure would embarrass Entegris, they should not be given. Entegris employees and others acting on Entegris’ behalf who cross national borders for Entegris business purposes must comply with applicable immigration laws.

What this means:

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No “kickback” or similar payment or transfer of anything of value shall be made to any employee or representative of a purchaser of our products; no funds or assets of Entegris, Inc. or of any subsidiary shall be used for any unlawful purpose.

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Never give, offer or authorize, directly or indirectly, anything of value (money, goods or services) to government employees, political parties or candidates for the purpose of obtaining favorable government action, or getting or keeping government business.

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Entegris employees must be vigilant to avoid inadvertent violations of law arising out of any form of payment or transfer, directly or indirectly, of anything of value to any person or organization or to any customer employee or representative, in order to obtain sales or purchase orders from any customer, whether private or governmental. For example, demands for above-market commissions or payments by distributors or dealers must be scrutinized carefully to assure that they are proper and justified and will not be used to indirectly fund any illegal payment.

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Entegris will establish and maintain appropriate accounting records and procedures which ensure that all corporate moneys are properly accounted for, and that no such funds are being put to improper use; no undisclosed or unrecorded fund or asset of Entegris or of any subsidiary shall be established or maintained for any purpose.

•	Follow all relevant international trade control and other laws and regulations of all countries in which Entegris transacts business.

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Do not cooperate with any restrictive trade practice or boycott prohibited or penalized under U.S. or applicable local laws. To comply with boycott reporting requirements to the U.S. government, immediately report all boycott requests to the Entegris’ General Counsel or his designated representative.

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Consult with Entegris’ General Counsel or his designated representative concerning current laws and policies relating to trade sanctions, sales, and travel to embargoed countries, including, where applicable, those embargoed by the United States.

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Consult with Entegris’ General Counsel or his designated representative concerning U.S. export control laws that may control not only the export of physical things across national borders but also transfers of technology or information to those who are not U.S. citizens or permanent residents. Comply with applicable export control laws in those countries in which you do business.

•	Follow all U.S. and local country customs laws and regulations, including documentation, country of origin markings and proper valuation declarations.

What to avoid:

•	Any payment to an individual or a bank account located in a country other than that in which the goods were delivered or the services were performed.

•	Gifts or payments to influence a government official to allow Entegris to gain or keep government business.

•	Transactions or conduct that violate U.S. embargo or anti-boycott laws.

•	Any transfer of export-controlled materials or information without the required license authorization.

•	Inaccurate or incomplete invoice description of imported or exported goods and inaccurate identification of country of origin.

No Political Contributions. In the United States, no contributions or donations of the funds, assets, services or other resources of Entegris or any Entegris subsidiary are permitted, either directly or indirectly, for any political cause, party or candidate. Outside of the United States no such contributions or donations are permitted, even if lawful in the country in question, unless appropriate written consent is obtained from Entegris’ General Counsel.

SECTION 6. RESPECT FOR DIVERSITY

Entegris shall not discriminate in the hiring, discharge, compensation, promotion or benefits offered to any employee, applicant for employment or retiree on the basis of race, color, sex, religion, ancestry, age, disability, national origin, citizenship status, marital status, sexual orientation, or military/veteran status. All Entegris employees and applicants for employment will be treated equally according to their individual qualifications, abilities, experiences, and other employment standards.

Entegris values the diversity of its employee population. It is Entegris’ policy to provide a work environment that enhances employee productivity through mutual respect for our diverse backgrounds and status. Conduct which denigrates, fails to respect, or inappropriately focuses on the religion, ethnicity, age, race, sex, sexual orientation or disability of an employee is inappropriate in the Entegris workplace. In essence such conduct is a failure to respect the rights of others and will not be tolerated. This is a global policy that applies to all locations and situations where Entegris conducts business and to all company-sponsored social events.

Harassment is unwelcome conduct toward an individual because of his or her age, disability, marital status, national origin, race or color, religion, sex or sexual orientation, when the conduct creates an intimidating, hostile or offensive work environment that causes work performance to suffer or negatively affects job opportunities. Entegris is committed to providing a workplace in which the dignity of every individual is respected. Each of us should understand that incidents of harassment and inappropriate behavior will not be tolerated at Entegris. Sexual harassment is a form of harassment that is based on a person’s sex or that is sex based behavior, which is also a form of sex discrimination. Regardless of the form it takes, all sexual harassment has a common theme: the inappropriate introduction of sexual activities, themes or comments into the work environment. Sexual harassment is also prohibited by United States federal and state laws. These laws provide that unwelcome sexual advances, requests for sexual favors and other physical or verbal conduct of a sexual nature (whether between members of the opposite sex or members of the same sex) constitute sexual harassment when:

1.	Such conduct results in an intimidating, hostile, humiliating or sexually offensive work environment; or

2.	Submitting to such conduct is a basis for making employment decisions affecting the individual (promotions, wage increases, etc.)

Examples of sexual harassment include but are not limited to: repeated offensive sexual advances; continued verbal abuse of a sexual nature; uninvited physical contact such as touching, hugging, patting or pinching; verbal comments of a sexual nature used to describe an individual; display of sexually suggestive pictures; obscene gestures or sounds; the demand for sexual favors accompanied by an implied threat that the individual’s employment status will be affected by the response.

While it is recognized that the diverse customs of the many cultures encompassed by the Entegris organization outside of the United States are entitled to respect and that the laws relating to this question may vary in other countries, the touchstone of sexual harassment is the failure to respect the rights of others inherent in the inappropriate introduction of unwelcome sexual conduct or comments into the workplace. It is the policy of Entegris that sexual harassment or any harassment based on an individual’s race, religion, color, national origin, sex, sexual orientation, age, disability, marital status, citizenship status or veteran/military status is unacceptable anywhere within the organization. Each Entegris employee is responsible for ensuring that his or her conduct does not harass any other employee or non-employee in the workplace. Any employee who commits such harassment will be subject to disciplinary action in accordance with Part 2 of the Code of Ethics.

Employees who believe they have been subjected to harassment or other conduct which violates the Code of Ethics should follow the company’s grievance procedures in accordance with the company’s Human Resource policies. Should an employee prefer, he or she may make a complaint directly to the Senior Vice President, Human Resources Officer or to his or her Human Resources representative or to the Entegris Compliance Officer. All efforts will be made to resolve the complaint quickly and to protect the privacy of all individuals involved.

What to avoid:

•	Any behavior that is unprofessional or disrespectful, or that has the purpose or effect of harassing anyone.

•	Any retaliation against someone who raises a concern or potential violation under this policy.

•	Missed opportunities to respectfully communicate to someone that you found his or her behavior offensive.

•	Unreported concerns or violations of this policy.

SECTION 7. SAFETY, HEALTH, AND ENVIRONMENTAL LAWS

Entegris shall conduct its business so that our worldwide operations and products do not harm the environment or endanger the health and safety of our employees, customers or the public. We provide our employees and the public with information regarding the safety, health and environmental effects of our products and workplace chemicals and information on how to handle and use these materials safely. We shall conduct periodic reviews of our products and operations to monitor legal compliance.

Our policy has been and will continue to be to conduct our operations in compliance with all applicable environmental, health and safety regulations and standards. We attach the same importance to health, safety and environmental management that we attach to innovation and product quality. It is our policy to manufacture, handle, store and dispose of all materials safely, without creating risks to human health, safety, or the environment which are unacceptable in light of prevailing legal and community standards. It is important that Entegris adhere to the spirit of health, safety and environmental compliance as well as to the letter of the applicable laws.

We will monitor the performance of our facilities to assure health, safety and environmental compliance, and where needed, will make those improvements which have been demonstrated to be technically and economically feasible, to bring these operations to an acceptable level of performance under applicable legal and prevailing community standards. We will be vigilant to assure the compliance by our operations with all applicable environmental, health and safety requirements. However, in those instances when we become aware that our operations have given rise to potentially adverse situations, Entegris will take prompt action to respond to and resolve those potentially adverse situations in an appropriate manner.

In order to reduce the risk of workplace violence, handguns, firearms and other weapons are banned from the Entegris workplace. All Entegris employees are prohibited from bringing any handgun, firearm or other weapon into any plant, office or other facility owned, leased or operated by Entegris.

What this means:

Entegris shall:

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Conduct company activities and operations in accordance with applicable health, safety and environmental laws and regulations and in a manner that protects the environment and the health and safety of our employees and the public.

•	Make health, safety and environmental considerations a priority in the design and planning of our products and processes.

•	Recognize and respond to community concerns regarding the health, safety and environmental impact of our operations.

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Measure our health, safety and environmental performance regularly and provide employees, customers, shareholders, officials and the public, with timely and appropriate information on our health, safety and environmental management programs.

SECTION 8. PROTECTION OF ENTEGRIS’ ASSETS

Entegris’ assets include both tangible property such as equipment, products and money and intangible intellectual property such as ideas, patents and trade secrets as well as business opportunities of which we may become aware. Protection of these assets against loss, theft and misuse is critical. Every employee is responsible for protecting the assets entrusted to him or her, as well as for helping to protect Entegris’ assets in general. This responsibility covers not only an employee’s own conduct but also his or her attention to Entegris’ security procedures and alertness to situations or incidents that could lead to the loss, theft or misuse of Entegris assets.

Physical Assets. In the conduct of our business, we routinely entrust the use and custody of our assets to employees. It is the responsibility of each Entegris employee to protect all Entegris assets entrusted to him or her and to use those assets in a proper manner for the purpose for which they were entrusted. This duty includes assuring that any such assets are maintained in proper condition and that they are promptly returned to Entegris upon the termination of the need for such use, whether by completion of a project, termination of employment or otherwise.

Confidentiality; Intellectual Property. It is the responsibility of each Entegris employee to maintain the confidentiality of confidential information entrusted to him or her by Entegris or by those with whom we deal under a covenant of confidentiality. In addition, each Entegris employee must adhere to all policies adopted from time to time by Entegris relating to the protection of our intellectual property, confidential information, trademarks and patents. This responsibility also covers protection from misappropriation or unauthorized disclosure of information other than intellectual property, such as financial, marketing and sales information, as well as information relating to personnel data and salary and related information.

Corporate Opportunities. As noted above, business opportunities developed or discovered through the use of Entegris property, information, position or other resources are valuable company assets and are subject to protection under this Section. No employee may take for himself or herself or otherwise personally exploit or allow others to exploit any Entegris business opportunity. Even in those instances where Entegris has declined to pursue a business opportunity, no employee may pursue that business opportunity for his or her personal benefit without appropriate written consent.

It shall be the duty of each Entegris employee to promptly notify his or her supervisor, Human Resources representative, Entegris facilities personnel or the Entegris Compliance Officer in the event that he or she becomes aware of any theft, misappropriation or misuse of Entegris assets by another person.

Section 9. Proper Use of Electronic Resources

Entegris’ electronic resources provide many tools through which information can be shared around the globe. The efficient use of electronic resources contributes to Entegris’ success. It is Entegris’ policy that the company’s electronic resources be used only in ways that do not violate the law or Entegris’ Code of Ethics. Entegris employees must also protect Entegris electronic resources from unauthorized uses and security threats. The term “Entegris electronic resources” means all electronic devices, software, systems and networks, directly or through a third party, used to transmit, receive, process or store Entegris information or data.

Entegris allows reasonable and limited personal use of Entegris electronic resources by employees. Employee personal use must be occasional and brief, must not unduly burden Entegris’ resources and systems, must comply with all laws and Entegris policies, and must not interfere with normal business activities or the employee’s ability to meet job expectations. In addition, employee personal use for outside commercial ventures, personal financial gain, political fundraising or other political purposes is prohibited.

Entegris reserves the right to monitor or access employee communications or other materials created, received, stored, transmitted or processed using Entegris’ electronic resources, at any time and without notice, where there is a business reason to do so and as permitted by law. For this reason, users of Entegris’ electronic resources should not have an expectation of privacy in e-mails, documents, files, voice files or other communications or materials created, received, stored, transmitted or processed using Entegris’ electronic resources, unless required by law.

What this means:

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Use Entegris’ electronic resources in accordance with Entegris’ policies and applicable laws, including Entegris’ policies and laws regarding information security, confidential information, privacy, harassment, political activities, software implementation and record retention.

•	Take appropriate measures to protect the security, confidentiality and integrity of Entegris’ electronic data and information, as required under Entegris’ policies and applicable laws.

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Limit your personal use of Entegris’ electronic resources. Make sure your use is occasional and brief, does not unduly burden Entegris’ resources and systems, complies with all Entegris’ policies, and does not interfere with normal business activities or your ability to meet job expectations.

•	Be aware that Entegris reserves the right to access and monitor Entegris’ electronic resources and employee use of those resources, as permitted by law.

What to avoid:

•	Using electronic resources in a manner that violates any law or Entegris policy.

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Using electronic resources in a manner inconsistent with a respectful business environment or which violates Entegris’ Harassment Policy, for example, by sending offensive or harassing messages or downloading or viewing sexually explicit or other offensive material.

•	More than occasional, brief personal use of Entegris’ electronic resources.

•	Using Entegris’ electronic resources for outside commercial ventures, personal financial gain, political fund-raising or other political purposes.

SECTION 10. Respect for Third Party Copyrights

Just as Entegris is vigilant to protect our intellectual property rights, we must correspondingly be respectful of the intellectual property rights of others. Most computer software and literature is protected by a copyright. This means that it is illegal to make copies except for backup and security purposes. The making of unauthorized copies violates the law and could subject both Entegris and the individual making such copies to serious liabilities.

Our policy has been and will continue to be to respect the copyrighted works of third parties. Entegris will have a license for each and every computer software program which we use. Employees are not to make copies of any computer program for other employees, whether such other employees work in the same department, another department, or in any other part of the Company. Further, employees are not to make numerous copies of copyrighted publications for distribution within the Company. However, the making of a copy of a publication or the making of extracts of a publication is generally regarded as fair use and is permitted. Employees should assume that all computer software programs and published literature are protected by copyrights, unless he or she has specific advice from the Entegris’ IT Help desk or the General Counsel or his designated representative to the contrary. Questions regarding the implementation of this policy should be directed to Entegris’ General Counsel or his designated representative.

What this means:

•	Use only properly licensed copies of computer software. Do not copy or use software licensed to Entegris unless Entegris’ license from the software publisher permits the copying or use.

What to avoid:

•	Downloading, copying or using software or other materials in violation of copyright laws or license restrictions.

SECTION 11. COMPLIANCE WITH COMPANY POLICIES

It is the responsibility of each Entegris employee in the performance of his or her duties to comply with the Code of Ethics as well as with all other applicable Entegris policies and procedures currently in effect or which may be adopted from time to time. As indicated in the Introduction, we intend that the Code of Ethics will operate as a “living” set of principles to guide our conduct as new ethical issues arise or as community standards with respect to the ethical issues discussed in this Code of Ethics change. Accordingly, any ethical policies adopted in the future by Entegris’ senior executive body or Board of Directors shall become a part of the “Ethical Standards” of the Code of Ethics and will be subject to all of the provisions relating to “Enforcement of Ethical Standards” set forth below.

PART 2 – ENFORCEMENT OF ETHICAL STANDARDS

SECTION 1. REPORTING OF VIOLATIONS.

Any situation which may involve a violation of the Code of Ethics or of law must be promptly reported to an employee’s supervisor, to a corporate officer or to the Corporate Compliance Officer for investigation and resolution. Employees may report such information openly or anonymously without fear of retribution. Complaints regarding Entegris’ accounting, internal accounting controls or auditing matters may also be directed to the Audit & Finance Committee of the Entegris Board of Directors through the established anonymous reporting mechanisms.

It is expressly prohibited for any supervisor or manager to discipline, discriminate against or take any action of retaliation against any employee who reports information with a good faith belief in its truth, whether or not the information is ultimately proved to be correct.

SECTION 2. NO WAIVER.

No waiver of the application of the Code of Ethics to an officer or director in a particular circumstance or generally shall be made without the prior approval of the Audit & Finance Committee of the Entegris Board of Directors.

SECTION 3. COMPLIANCE OFFICER.

Until another person is designated by Entegris’ Chief Executive Officer or the Entegris Board of Directors, the Entegris Compliance Officer shall be the Senior Vice President & General Counsel.

SECTION 4. COOPERATION.

Every Entegris employee has the duty to fully cooperate with any investigation of a violation of the Code of Ethics or of law, consistent with the employee’s rights under law.

Every employee requested to do so will be obligated to certify annually that he or she: (1) has received, read and understood this Code of Ethics; and (2) knows of no violations of the Code of Ethics (except as previously disclosed or as disclosed in the certificate).

SECTION 5. DISCIPLINE FOR VIOLATIONS OF THE CODE OF ETHICS.

Compliance with the ethical standards referred to in the Code of Ethics are of critical importance to Entegris. Accordingly, a breach of the Code of Ethics will result in disciplinary action ranging from warning and reprimand to immediate dismissal depending on the individual circumstances of each situation. Also subject to discipline under the Code of Ethics are employees who: (1) fail to seek legal advice from Entegris’ General Counsel or his designated representative; (2) act contrary to advice from Entegris’ General Counsel or his designated representative; (3) fail to provide information concerning a suspected violation of law, of this Code of Ethics or of other Entegris policies; or (4) retaliate against anyone for reporting a suspected violation. Further, in appropriate circumstances, Entegris will demand restitution for losses sustained and may initiate civil or even criminal legal proceedings against an offending employee. It is recognized that the cost associated with pursuing such legal actions will seldom be justified on the basis of the potential recovery. Since the preservation of the integrity of Entegris’ ethical standards is critical, any such legal action will be evaluated on the basis of the principle established rather than the economic cost/benefit of the particular case.